82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

02042348

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES PRIVATE PLACEMENT

May 21, 2002, Vancouver, BC — The Company announces that it has arranged, subject to regulatory approval, a Private Placement of 200,000 common shares at a price of $0.10 per share for total proceeds of $20,000.00. The placee will also be granted non-transferable warrants to purchase up to an additional 200,000 shares for a period of two years at a price of $0.12 per share if exercised.

The proceeds of this Private Placement will be used for general working capital.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman"
Stephen L. Grossman, Director

SUPPL

SEC MAIL PROCESSING RECEIVED JUL 01 2002 WASH. D.C. 152 SECTION

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES PRIVATE PLACEMENT

May 21, 2002, Vancouver, BC — The Company announces that it has arranged, subject to regulatory approval, a Private Placement of 200,000 common shares at a price of $0.10 per share for total proceeds of $20,000.00. The placee will also be granted non-transferable warrants to purchase up to an additional 200,000 shares for a period of two years at a price of $0.12 per share if exercised.

The proceeds of this Private Placement will be used for general working capital.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman"
Stephen L. Grossman, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO CLOSES $20,000 PRIVATE PLACEMENT

May 16, 2002, Vancouver, BC — Further to the Company's news release dated April 19, 2002, the Company is pleased to announce that it has closed its private placement for gross proceeds of 200,000 common shares at a price of $0.10 per share for total proceeds of $20,000.00. The placee will also be granted non-transferable warrants to purchase up to an additional 200,000 shares for a period of two years at a price of $0.12 per share if exercised.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

(Signed) On behalf of the Board of Directors

John L. Carswell, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO CLOSES $20,000 PRIVATE PLACEMENT

May 16, 2002, Vancouver, BC — Further to the Company's news release dated April 19, 2002, the Company is pleased to announce that it has closed its private placement for gross proceeds of 200,000 common shares at a price of $0.10 per share for total proceeds of $20,000.00. The placee will also be granted non-transferable warrants to purchase up to an additional 200,000 shares for a period of two years at a price of $0.12 per share if exercised.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

(Signed) On behalf of the Board of Directors

John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO CLOSES $20,000 PRIVATE PLACEMENT

May 27, 2002, Vancouver, BC — Further to the Company's news releases dated April 19 and May 16, 2002, the Company wishes to clarify that it closed its private placement on May 27, 2002 for gross proceeds of $20,000 and has issued 200,000 common shares and 200,000 warrants. The applicable hold periods expire on May 28, 2003.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

Stephen L. Grossman, President

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO CLOSES $20,000 PRIVATE PLACEMENT

May 27, 2002, Vancouver, BC — Further to the Company's news releases dated April 19 and May 16, 2002, the Company wishes to clarify that it closed its private placement on May 27, 2002 for gross proceeds of $20,000 and has issued 200,000 common shares and 200,000 warrants. The applicable hold periods expire on May 28, 2003.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

Stephen L. Grossman, President

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com